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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                 Under the Securities Exchange Act of 1934


                          Lexon Technologies, Inc.
                      -------------------------------
                            (Name Of Issuer)

                                Common Stock
                       -----------------------------
                      (Title of Class of Securities)

                              52977N 20 8
                             -------------
                             (CUSIP Number)

J. Jehy Lah, 2691 Richter Avenue, #124, Irvine, CA 92623     (949) 757-0888
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(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)


                                 May 29, 2002
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D

CUSIP NO. 52977N 10 9

1.  Name of Reporting Person: PAC21C, LLC

    S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group:  [ ]

3.  SEC Use Only

4.  Source of Funds: OO

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): N/A

6.  Citizenship or Place of Organization: California

7.  Sole Voting Power: 2,000,000

8.  Shared Voting Power: -0-

9.  Sole Dispositive Power: 2,000,000

10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially owned by Each Reporting Person: 4,000,000

12. Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares: N/A

13. Percent of Class Represented by Amount in Row (11): At May 29, 2002 the 2,000,000 shares would represent approximately 10.4% of the total issued and outstanding shares of Common Stock.

14. Type of Reporting Person: OO

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Item 1.  Security and Issuer:

This statement relates to shares of Common Stock of Lexon Technologies, Inc., whose address is 2691 Richter Avenue, #124, Irvine, CA 92623.

Item 2.  Identity and Background:

(a) PAC21C, LLC is a California limited liability company whose members are JSL Group, LLC (a California limited liability company whose members are J. Jehy Lah, his spouse and two children) J&B Hwang, LLC (a California limited liability company whose members are Ben Hwang, his spouse and two children), and Joshua Kim.

(b) PAC21C's address is 2691 Richter Avenue, #124, Irvine, CA 92623.

(c) n/a

(d) PAC21C, LLC has not been involved in any criminal proceeding; and

(e) PAC21C, LLC has not been a party to a civil proceeding of a judicial or administrative body; and

(f) n/a

Item 3.  Source and Amount of Funds or other Consideration:

The consideration for the acquisition of 2,000,000 shares of the common stock of Lexon Technologies, Inc. was the exchange of a like number of shares of the common stock of Phacon Corporation.

Item 4.  Purpose of Transaction:

The above securities were acquired for investment purposes only. Mr. Lah has no plans with respect to:

(a) The acquisition of additional securities of the Issuer or of the disposition of any securities of the Issuer except as stated;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other transactions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) 2,000,000 shares.

(b) PAC21C has sole power to vote the 2,000,000 shares of the Issuer on all matters submitted to a vote of common stockholders for all purposes.

(c) PAC21C has not engaged in any transactions involving the Issuer's securities other than the merger transaction described herein.

(d) PAC21C has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the above issued shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

PAC21C is not currently a party to any contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits. None.

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2002


/S/ J. Jehy Lah, Manager, PAC21C, LLC